

October 28, 2010

Mr. Steven White
Chairman, Chief Executive Officer
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, WA 98008

> **Re:** **ITEX Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2010**
> **File No. 000-18275**

Dear Mr. White:

We have reviewed your amended filing and the letter dated October 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you included certain acknowledgements in the closing paragraph of the letter dated October 21, 2010. However, please have a representative of the company, not counsel, provide the acknowledgements found at the end of our October 15, 2010 letter and file it on EDGAR as correspondence. Please confirm your understanding in this regard.

Background of the Solicitation, page 6

2. Please tell us whether since November 1, 2007 you retained a financial advisor to assist in evaluating your strategic options and opportunities. In this regard, we note that you disclose on Form 8-K on May 1, 2008 that you retained Montgomery & Co. as your financial advisor to assist you in evaluating a range of strategic plans and opportunities. Accordingly, please discuss why you retained Montgomery or any other advisor during this timeframe, their recommendations and ITEX's decisions with regards to the recommendations, including the basis for their decision.

3. Clarify the "group" you are referring to in reference to the letter you received on March 23, 2010.

4. You state that on April 1, 2010 Mr. White sent a letter to the shareholder group to correct the record and respond to several inaccurate statements. Please disclose the inaccurate statements the shareholder group made that you are referring to and discuss Mr. White's response to their statements. Also, please clarify what you mean by "correct the record."

5. In the first paragraph on page 8 you state that Mr. White advised the shareholder group that they would not enter into potentially confidential discussions on the terms sought by the members of the group. Please clarify if any discussion took place, perhaps on different terms. If a discussion took place, please describe the general content of the discussion.

Pagidipati Group's Alternative Director Nominees, page 8

6. Please briefly discuss what about ITEX's industry position, strategic direction and management led you to conclude that ITEX is poised to continue to provide superior value for its stockholders. Please also clarify what you mean by "superior value."

7. Please quantify, to the extent practicable, the additional costs and accounting charges for your company resulting from a change of control.

Election of Directors Proposal 1, page 10

8. We note your response to comment six from our letter dated October 15, 2010. Please revise your filing to respond to the concerns of the shareholder group raised in their proxy materials filed on October 18, 2010. In this regard, your response indicates that you will further address various issues raised by the dissident stockholders in its proxy solicitation materials, which will be subsequently filed with the Commission; if you know now what additional disclosure you plan to provide to stockholders, please include such disclosure in this proxy statement.

Corporate Governance, page 12

9. We note your response and the revisions to your filing in response to comment eight from our letter dated October 15, 2010. Also, please advise if Mr. Wade's service as Director of Finance for Mercent Corp., a company in which Eric Best is the Chairman and Chief Executive Officer, was considered in determining whether Mr. Wade was independent according to the NASDAQ Marketplace Rules, with a view to disclosing whether the Board considered whether such role impairs his ability to act independently.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steve Tollefsen
       Tollefsen Business Law PC
       Via facsimile